Exhibit 99.1

Hywin Holdings Ltd. Announces Change of Its Name to Santech Holdings Limited and the Results of Its Extraordinary General Meeting of Shareholders on July 17, 2024

SHANGHAI, July 17, 2024 (GLOBE NEWSWIRE) -- Santech Holdings Limited (“Santech”, or the "Company") (NASDAQ: STEC), a consumer-focused technology company in China, today announced the results of its extraordinary general meeting of shareholders held in Hong Kong on July 17, 2024.

At the extraordinary general meeting, the shareholders passed the following special resolutions to:

1. CHANGE OF COMPANY NAME

(i)	change the Company’s English name from Hywin Holdings Ltd. to Santech Holdings Limited and the Chinese name三合智能控股有限公司 be adopted and registered as the dual foreign name of the Company (the “Change of Company Name”);

2. AMENDMENT AND RESTATEMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

(i)	amend existing memorandum and articles of association of the Company (the “Existing M&A”) to reflect the Change of Company Name, the approvals required for appointment and removal of directors, and the exemption of the Company from holding an annual general meeting in each year;

(ii)	replace the Existing M&A in their entirety with a new memorandum and articles of association of the Company (“New M&A”) to reflect the aforementioned amendments; and

(iii)	authorize any one director of the Company to, among others, do all such acts and things and execute all such documents, as he/she consider(s) necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the New M&A.

In connection with the name change, the Company also announced the change of its ticker symbol from “HYW” to “STEC”.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com

Media Contact:

ICR, LLC

Edmond Lococo

Phone: +86 138-1079-1408

Email: SantechPR@icrinc.com